UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CommVault Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204166102 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Schedule 13G is filed by Wells Fargo & Company on its own behalf and on behalf of each subsidiary listed on Attachment A. Aggregate beneficial ownership reported by Wells Fargo & Company under Item 9 on page 2 is on a consolidated basis and includes any beneficial ownership separately reported herein by a subsidiary.

CUSIP No. 204166102	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wells Fargo & Company
Tax Identification No. 41-0449260
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER

14,577,860*
(6) SHARED VOTING POWER

0*
(7) SOLE DISPOSITIVE POWER

0*
(8) SHARED DISPOSITIVE POWER

0*

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,577,860*
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

35.0%*
12)	TYPE OF REPORTING PERSON

HC

*	See Item 4

CUSIP No. 204166102	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wells Fargo Bank, N.A.
Tax Identification No. 94-1347393
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER

14,577,860*
(6) SHARED VOTING POWER

0*
(7) SOLE DISPOSITIVE POWER

0*
(8) SHARED DISPOSITIVE POWER

0*

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,577,860*
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

35.0%*
12)	TYPE OF REPORTING PERSON

BK

*	See Item 4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1	(a)	Name of Issuer:

CommVault Systems, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

2 Crescent Place
Oceanport NJ 07757-0900

Item 2	(a)	Name of Person Filing:

1. Wells Fargo & Company
2. Wells Fargo Bank, N.A.

Item 2	(b)	Address of Principal Business Office:

1. Wells Fargo & Company 420 Montgomery Street San Francisco, CA 94104

2. Wells Fargo Bank, N.A. 101 N. Phillips Avenue Sioux Falls, SD 57104

Item 2	(c)	Citizenship:

1. Wells Fargo & Company: Delaware
2. Wells Fargo Bank, N.A.: United States

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

204166102

Item 3	The person filing is a:

1. Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)

2. Wells Fargo Bank, N.A.: Bank as defined in Section 3(a)(6) of the Act

Item 4	Ownership:

Pursuant to a Voting Trust Agreement, dated as of September 21, 2006 (the “Agreement”), among Wells Fargo Bank, N.A. (the “Bank”), and Credit Suisse Securities (USA) LLC and certain of its affiliates, the Bank and its parent company, Wells Fargo & Company, may be deemed to beneficially own 14,577,860 shares of the common stock, par value $0.01 (“Common Stock”), of CommVault Systems, Inc. (“CommVault”). Under the Agreement, the shares have been deposited into a voting trust and are voted by the Bank in accordance with the Agreement. The Agreement requires that the Bank cause the shares of Common Stock subject to the Agreement to be represented at all CommVault stockholder meetings for purposes of determining a quorum, but the Bank is not required to vote the shares on any matter and any determination whether to vote the shares is required by the Agreement to be made by the Bank without consultation with Credit Suisse Securities (USA) LLC and its affiliates. If, however, the Bank votes the shares on any matter subject to a stockholder vote, including proposals involving the election of directors, change of control and other significant corporate transactions, the shares will be voted in the same proportion as votes cast “for” or “against” those proposals by other CommVault stockholders.

Holders of shares of Common Stock subject to the Agreement will retain the right to receive any dividends or distributions paid on the Common Stock. In order for a holder to cause shares covered by the Agreement to be distributed or transfered, the transfer must be deemed an “eligible transfer” under the Agreement, or such transfer must be in connection with a tender offer to purchase all of the outstanding shares of Common Stock. Generally, an eligible transfer under the Agreement is a transfer of shares that would not (i) subject to certain normal trading activity and customer account exceptions cause the aggregate number of shares of Common Stock held outside of the voting trust by Credit Suisse Securities (USA) LLC and its affiliates to equal or exceed 5% of the Common Stock then outstanding or (ii) cause the entity receiving the shares to be an affiliate of CommVault. The Agreement also permits the parties to the Agreement to make distributions-in-kind of shares of Common Stock subject to the Agreement upon the satisfaction of specified requirements.

The Agreement will terminate upon the earliest of:

• September 21, 2016;

•     the written election of Credit Suisse First Boston Private Equity, Inc., an affiliate of Credit Suisse Securities (USA) LLC, Credit Suisse Securities (USA) LLC or the holders of the majority of the shares of Common Stock subject to the Agreement and the satisfaction of specified requirements; or

• the transfer of all of the shares of Common Stock subject to the Agreement in a matter permitted thereunder.

The Agreement provides Credit Suisse First Boston Private Equity, Inc., Credit Suisse Securities (USA) LLC and the holders of a majority of the shares of Common Stock subject to the Agreement with the right to terminate the Agreement subject to the satisfaction of specified requirements, including that, immediately after giving effect to such termination, Credit Suisse First Boston Private Equity, Inc. and its affiliates will not be affiliates of CommVault within the meaning of Rule 144 of the Securities Act of 1933.

The foregoing discussion of the Agreement is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Under the Agreement described in Item 4, other persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this report. Credit Suisse Securities (USA) LLC and certain of its affiliates may be deemed to beneficially own more than 5% of the shares of Common Stock outstanding at October 31, 2006. See Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Attachment A.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 11, 2006

WELLS FARGO & COMPANY

By:	/s/ Mark B. Kraske
Mark B. Kraske, VP Trust Operations Management Support Services

AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of Wells Fargo Bank, N.A.

Dated: December 11, 2006

WELLS FARGO & COMPANY

By:	/s/ Mark B. Kraske
Mark B. Kraske, VP Trust Operations Management Support Services

WELLS FARGO BANK, N.A.

By:	/s/ Robert S. Prigge
Robert S. Prigge, SVP Trust Operations Group Head

ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Wells Fargo Bank, N.A. (1)

(1)	Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).

EXHIBITS

Exhibit 1:	Voting Agreement, dated as of September 21, 2006, among Wells Fargo Bank, N.A. and Credit Suisse Securities (USA) LLC and certain of its affiliates.